UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549

                           FORM 12b-25
                   NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

                    SEC FILE NUMBER:  0-26059

For Period Ended: September 30, 2005

     [ ]     Transition Report on Form 10-K
     [ ]     Transition Report on Form 20-F
     [ ]     Transition Report on Form 11-K
     [ ]     Transition Report on Form 10-Q
     [ ]     Transition Report on Form N-SAR
     For the Transition Period Ended:


                 PART I - REGISTRANT INFORMATION

Full Name of Registrant:                   COMET TECHNOLOGIES, INC.
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Former Name if Applicable:
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Address of Principal Executive Office:     8 East Broadway #428
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City, State and Zip Code:                  Salt Lake City, Utah 84111
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                PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject of annual report, semi-annual report, transition report on Form 10-K; Form 20-F, 11-K, Form 1-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

      The financial statements are not yet completed and cannot be completed by the required filing date without unreasonable cost and effort. There was an unexpected delay in providing our accountant with all information required by it to complete the review of registrant's financial statements for the quarter ended September 30, 2005, so the completion of the Form 10-QSB, for
review by the auditors, has been delayed.   The Company expects to have all
remaining information provided by November 14, 2005, and will then be in a
position to complete and file the Form 10-QSB.   Registrant expects its Form
10-QSB to be filed on or before November 18, 2005.

                   PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

            Jack M. Gertino                  (801) 532-7851
                (Name)                     (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

       [X] Yes    [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       [ ] Yes    [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       Comet Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                       REGISTRANT:

                                       COMET TECHNOLOGIES, INC.

Date: November 14, 2005           By:  /s/ Jack M. Gertino
                                       Jack M. Gertino, Secretary and CFO